Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2024 and 2023

(Expressed in United States Dollars)

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2024 and 2023

(Expressed in United States Dollars)

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements
Notice of no auditor review of the condensed interim consolidated financial statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Micromem Technologies Inc. (the "Company") have been prepared by and are the responsibility of the Company's management and approved by the Board of Directors.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada, for a review of condensed interim consolidated financial statements by an entity's auditor.

June 12, 2024

Micromem Technologies Inc.
Unaudited Condensed Interim Consolidated Statements of Financial Position
As at April 30, 2024 and October 31, 2023
(Expressed in United States dollars)

		As at	As at
	Notes	April 30, 2024	October 31, 2023

Assets
Current
Cash	20(a)(c)	$17,659	$31,584
Prepaid expenses and other receivables	18 (d)	91,374	103,999
Total current assets		109,033	135,583
Property and equipment	5	24,359	32,767
Total assets		$133,392	$168,350

Liabilities
Current
Trade payables and other liabilities	20(a)(d)	$317,027	$209,285
Deposit liability	18 (d)	63,000	63,000
Current lease liability	6	18,196	17,036
Debenture payable	7	37,852	37,509
Convertible debentures	9	3,799,568	3,548,059
Derivative liabilities	9	299,677	1,079,393
Total current liabilities		4,535,320	4,954,282
Non-current lease liability	6	2,773	12,018
Long-term loan	8	27,379	43,254
Total liabilities		4,565,472	5,009,554

Shareholders' Deficiency
Share capital	10	90,845,449	90,471,712
Contributed surplus		24,944,377	24,868,843
Equity component of convertible debentures	9	3,075,749	3,220,473
Accumulated deficit		(123,297,655)	(123,402,232)
Total shareholders' deficiency		(4,432,080)	(4,841,204)
Total liabilities and shareholders' deficiency		$133,392	$168,350

Going concern	2
Contingencies	18
Subsequent events	21

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Approved on behalf of the Board of Directors:

"Joseph Fuda"	"Alex Dey"
Director	Director

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
For the three and six months ended April 30, 2024 and 2023

(Expressed in United States dollars)

		Three months ended April 30,		Six months ended April 30,
	Notes	2024	2023	2024	2023

Operating expenses
General and administrative	15(a)	$31,791	$45,544	$62,367	$71,958
Professional, other fees and salaries	15(b)	85,387	115,132	202,723	196,302
Stock-based compensation	12	-	145,714	6,517	151,406
Travel and entertainment		4,865	16,055	11,441	23,860
Depreciation of property and equipment	5	4,110	4,076	8,260	8,171
Foreign exchange gain		(183,528)	(140,883)	(85,301)	(82,379)
Total operating expenses		(57,375)	185,638	206,007	369,318

Other expenses
Accretion expense	8,9	77,193	74,289	108,830	154,051
Interest expense on convertible debt	9	150,438	137,204	290,846	268,340
Other finance expenses	6,7	4,524	31,499	8,239	34,751
(Gain) loss on revaluation of derivative liabilities	9	(921,661)	1,583,394	(336,761)	1,278,545
Loss on conversion of convertible debentures	9	5,875	12,341	16,220	21,120
(Gain) loss on repayment of convertible debentures	9	(2,539)	(12,715)	49,124	(18,382)
(Gain) loss on extinguishment of convertible debentures	9	(702,629)	1,884,384	(368,167)	2,004,621
Total other expenses		(1,388,799)	3,710,396	(231,669)	3,743,046
Income (loss) before income tax provision		1,446,174	(3,896,034)	25,662	(4,112,364)
Income tax provision	14	-	-	-	-
Net income (loss) and comprehensive income (loss)		$1,446,174	$(3,896,034)	$25,662	$(4,112,364)

Net income (loss) attributable to shareholders
Basic	13	$1,446,174	$(3,896,034)	$25,662	$(4,112,364)
Diluted	13	$1,529,192	$(3,896,034)	$185,611	$(4,112,364)

Weighted average number of outstanding shares
Basic	13	517,868,552	474,546,633	515,705,432	474,546,633
Diluted	13	622,552,842	474,546,633	612,760,518	474,546,633

Income (loss) per share
Basic	13	$-	$(0.01)	$-	$(0.01)
Diluted	13	$-	$(0.01)	$-	$(0.01)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders' Deficiency
For the six months ended April 30, 2024 and 2023

(Expressed in United States dollars)

					Equity
					component of
		Number of		Contributed	convertible	Accumulated
	Notes	shares	Share capital	surplus	debentures	deficit	Total

Balance at November 1, 2023		510,368,838	$90,471,712	$24,868,843	$3,220,473	$(123,402,232)	$(4,841,204)
Private placements of shares for cash	10	3,716,007	175,858	-	-	-	175,858
Share issuance costs	10	-	(7,988)	-	-	-	(7,988)
Broker warrants issued	10,11	-	(3,208)	3,208	-	-	-
Expiry of options	12	-	-	(78,915)	-	78,915	-
Convertible debentures converted into common shares	9	6,428,333	209,075	-	-	-	209,075
Expiry of convertible debenture conversion option	9	-	-	2,323,745	(2,323,745)	-	-
Renewal of convertible debentures	9	-	-	(2,179,021)	2,179,021	-	-
Stock-based compensation	12	-	-	6,517	-	-	6,517
Net income and comprehensive income for the period		-	-	-	-	25,662	25,662
Balance at April 30, 2024		520,513,178	90,845,449	$24,944,377	$3,075,749	$(123,297,655)	$(4,432,080)

Balance at November 1, 2022		467,607,678	$87,784,725	$27,459,730	$793,140	$(120,785,595)	$(4,748,000)
Private placements of shares for cash	10	8,660,000	454,377	-	-	-	454,377
Subscriptions for private placements	10	379,500	33,618	-	-	-	33,618
Convertible debentures converted into common shares	9	20,811,859	1,385,724	-	(77,052)	-	1,308,672
Exercise of options	12	750,000	83,756	(45,000)	-	-	38,756
Expiry of options	12	-	-	(6,000)	-	6,000	-
Expiry of convertible debenture conversion option	9	-	-	793,140	(793,140)	-	-
Renewal of convertible debentures	9	-	-	(1,150,833)	1,150,833	-	-
Stock-based compensation	12	-	-	151,406	-	-	151,406
Net loss and comprehensive loss for the period		-	-	-	-	(4,112,364)	(4,112,364)
Balance at April 30, 2023		498,209,037	$89,742,200	$27,202,443	$1,073,781	$(124,891,959)	$(6,873,535)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the six months ended April 30, 2024 and 2023

(Expressed in United States dollars)

		Six months ended April 30
	Notes	2024	2023

Operating activities
Net income/(loss)		$25,662	$(4,112,364)
Items not affecting cash:
Depreciation of property and equipment	5	8,260	8,171
Government grant	8	(17,868)	-
Accretion expense	8, 9	108,830	154,051
Accrued interest on convertible debentures	9,16	250,171	232,887
Stock-based compensation	12	6,517	151,406
Loss on conversion of convertible debentures	9,16	16,220	21,120
Loss (gain) on repayment of convertible debentures	9,16	49,124	(18,382)
(Gain) loss on revaluation of derivative liabilities	9,16	(336,761)	1,278,545
(Gain) loss on extinguishment of convertible debentures	9,16	(431,430)	2,004,621
Foreign exchange gain		(85,498)	(86,014)
		(406,773)	(365,959)

Net changes in non-cash working capital:
Prepaid expenses and other receivables		12,625	(2,504)
Trade payables and other liabilities		107,742	(142,531)
Cash flows used in operating activities		(286,406)	(510,994)

Financing activities
Principal payments on lease liability	6	(8,473)	(7,559)
Private placements of shares for cash	10	175,858	454,377
Exercise of options	12	-	38,756
Share issuance costs	10	(7,988)	-
Proceeds from issuance of convertible debentures	16	291,210	274,600
Repayments of convertible debentures	16	(178,126)	(66,500)
Cash flows provided by financing activities		272,481	693,674

Net change in cash		(13,925)	182,680
Cash - beginning of period		31,584	33,227
Cash - end of period		$17,659	$215,907

Supplemental cash flow information
Repayment penalties (classified in operating activities)		$63,263	$-
Interest paid (classified in operating activities)	9	$37,240	$30,799
Interest converted (classified in operating activities)	9	$3,435	$4,654
Interest paid on non-convertible debt (classified in operating activities)	7	$4,561	$4,578
Interest paid on lease liability (classified in operating activities)	6	$1,109	$1,832
Private placement of shares for receivable		$-	$33,618
Carrying amount of convertible debentures converted into common shares	9	$209,075	$1,385,724

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2024 and 2023

(Expressed in United States dollars, unless otherwise noted)

1. Reporting entity and nature of business

Micromem Technologies Inc. ("Micromem" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. Micromem is a publicly traded company with its head office located at 121 Richmond Street West, Suite 602, Toronto, Ontario, Canada. The Company's common shares are currently listed on the Canadian Securities Exchange under the trading symbol "MRM" and on the Over the Counter Venture Market under the trading symbol "MMTIF".

The Company develops, based upon proprietary technology, customized sensor applications for companies (referred to as "Development Partners") operating internationally in various industry segments. The Company has not generated commercial revenues through April 30, 2024 and is devoting substantially all its efforts to securing commercial revenue opportunities.

2. Going concern

These unaudited condensed interim consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast substantial doubt about the Company's ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. During the six months ended April 30, 2024, the Company reported a net income (loss) and comprehensive income (loss) of $25,662 (2023 - ($4,112,364)) and negative cash flow from operations of $286,406 (2023 - $510,994). The Company's working capital deficiency as at April 30, 2024 was $4,426,287 (October 31, 2023 - $4,818,699).

The Company's success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through the next twelve months; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or to profitably commercialize its technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology, or will be able to secure the necessary additional financing. These unaudited condensed interim consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern. If the going concern assumption was not appropriate for these unaudited condensed interim consolidated financial statements then adjustments could be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used; in such cases, these adjustments could be material.

3. Basis of presentation

These unaudited condensed interim consolidated financial statements for the three and six months ended April 30, 2024 and 2023 have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting. The accounting policies and methods of computation adopted in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company's audited annual consolidated financial statements for the year ended October 31, 2023. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

These unaudited condensed interim consolidated financial statements were authorized for issuance and release by the Company's Board of Directors on June 12, 2024.

(a) Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of Micromem Technologies Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

The Company's wholly-owned subsidiaries include:

(i)	Inactive	Domiciled in
	Micromem Applied Sensors Technology Inc. ("MAST")	United States
	707019 Canada Inc.	Canada
	Memtech International Inc.	Bahamas
	Memtech International (USA) Inc., Pageant Technologies (USA) Inc.	United States
	Pageant Technologies Inc., Micromem Holdings (Barbados) Inc.	Barbados

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2024 and 2023

(Expressed in United States dollars, unless otherwise noted)

3. Basis of presentation (continued)

(b) Basis of measurement

These unaudited condensed interim consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss which are measured at their fair value.

(c) Functional and presentation currency

These unaudited condensed interim consolidated financial statements are presented in United States dollars ("USD"), which is the functional currency of the Company and all of its subsidiaries.

(d) Use of estimates and judgments

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited condensed interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the reporting period they become known. Items for which actual results may differ materially from these estimates are described in the following section.

(i) Fair value of options and conversion features

The Company makes estimates and utilizes assumptions in determining the fair value for stock options and conversion features based on the application of the Black-Scholes option pricing model or the binomial option pricing model, depending on the circumstances. These pricing models require management to make various assumptions and estimates that are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term, risk-free interest rate, and exercise price in the binomial option pricing model.

(ii) Useful lives and recoverability of long-lived assets

Long-lived assets consist of property and equipment and patents. Amortization is dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

(iii) Income taxes

Income taxes and tax exposures recognized in the unaudited condensed interim consolidated financial statements reflect management's best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

When the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future, based on budgeted forecasts. These forecasts are adjusted for certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

(iv) Going concern assumption

The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2024 and 2023

(Expressed in United States dollars, unless otherwise noted)

4. New and revised standards and interpretations

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after November 1, 2023. As appropriate, the Company has adopted these pronouncements as of their effective date. Many of the pronouncements are not applicable or do not have a significant impact on the Company and have been excluded.

The following amendments were issued but not yet effective. The Company will adopt these amendments as of their effective dates. The Company is currently assessing the impacts of adoption.

(a) Amendments to IAS 1, Presentation of Financial Statements

IAS 1 was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company's right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company's own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2024. Earlier adoption is permitted. The Company will adopt this amendment as of the effective date, and does not anticipate any material impacts on adoption. These amendments do not have any impact on the Company's accounting records.

(b) Amendments to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates and Joint Ventures

IFRS 10 and IAS 28 were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted.

5. Property and equipment

	As at				As at
	November 1,			Foreign	April 30,
	2023	Additions	Disposals	exchange	2024
Cost
Computers	$9,510	$-	$-	$-	$9,510
Right-of-use assets	48,408	-	-	-	48,408
	57,918	-	-	-	57,918
Accumulated depreciation
Computers	4,981	623	-	(283)	5,321
Right-of-use assets	20,170	7,637	-	431	28,238
	25,151	8,260	-	148	33,559

Net book value	$32,767				$24,359

6. Leases

(a) As a lessee

The lease obligation relates to the use of office space in Toronto, Ontario. On May 26, 2022, a new lease agreement was entered into for a term from August 1, 2022 to July 31, 2025 for office space in another location in Toronto, Ontario. The present value of the lease obligation was calculated using a discount rate of 9%.

Continuity schedule of lease obligation:

Balance, October 31, 2023	$29,054
Interest expense	1,109
Lease payments	(9,582)
Foreign exchange	388
Balance, April 30, 2024	$20,969

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2024 and 2023

(Expressed in United States dollars, unless otherwise noted)

6. Leases (continued)

(a) As a lessee (continued)

The following represents a maturity analysis of the Company's undiscounted contractual lease obligations as at April 30, 2024:

USD
Less than one year	$19,099
Between one and five years	$8,046

(b) As a lessor

The Company sub-leases a portion of its office space under a lease agreement for a term of three years, expiring July 31, 2025. The sub-lease is classified as an operating lease because it does not transfer substantially all of the risks and rewards incidental to ownership of the asset.

For the three and six months ended April 30, 2024, the Company recognized a total of $4,605 and $9,139 (2023 - $4,376 and $8,752) as rental income which has been recorded as a reduction to general and administrative expenses on the unaudited condensed interim consolidated statement of operations and comprehensive loss.

The following represents a maturity analysis of the Company's lease payments to be received after April 30, 2024:

USD
Less than one year	$7,189
Between one and five years	$4,023

7. Debenture payable

The Company issued a debenture on March 17, 2020, with a principal amount of $51,500 CAD ($37,126 USD) and an original maturity date of June 17, 2020. The debenture's maturity date was extended by six month intervals on June 17, 2020, December 17, 2020, June 17, 2021, December 17, 2021, June 17, 2022, December 17, 2022, June 17, 2023 and December 17, 2023. The most recent extension on December 17, 2023 extended the debenture to June 17, 2024. The extension of the debenture's maturity date resulted in a substantial modification of the existing terms of the debenture and accordingly was accounted for as an extinguishment. The debenture bears interest at a rate of 24% and is unsecured. At April 30, 2024, the debenture had an outstanding balance of $37,852 ($52,031 CAD) (October 31, 2023 - $37,509 ($52,031 CAD)). During the three and six months ended April 30, 2024, total interest expense of $2,276 and $4,561 (2023 -$2,286 and $4,578) was recognized in the unaudited condensed interim consolidated statement of operations and comprehensive loss.

8. Long-term loan

The Company was granted a $60,000 CAD ($43,650 USD) interest-free loan from the Government of Canada under the Canada Emergency Business Account ("CEBA") program to cover its operating costs (the "CEBA Loan"). If the Company were to have repaid $40,000 CAD ($29,100 USD) of the aggregate amount advanced on or before January 18, 2024, the repayment of the remaining $20,000 CAD would have been forgiven. The balance was not paid by January 18, 2024, and as a result, on January 19, 2024 the CEBA loan was converted to a 3-year term loan, bearing interest at 5% per annum, paid monthly. The total principal balance plus any accrued and unpaid interest is payable in full on December 31, 2026.

The conversion of the interest-free loan into an interest-bearing 3 year term loan resulted in a substantial modification of the existing terms of the CEBA loan and accordingly was accounted for as an extinguishment. On January 19, 2024, the CEBA loan was recognized at fair value using a market rate of interest of 24%. The difference between this discounted value of $35,841 CAD ($25,422 USD) and the carrying amount of $60,000 CAD ($43,254 USD) was recognized as a government grant of $24,159 CAD ($17,868 USD) in the unaudited condensed interim consolidated statement of operations and comprehensive loss.

The continuity of the long-term loan is summarized as follows:

Balance, October 31, 2023	$43,254
Government grant	(17,868)
Fair value on January 19, 2024	25,386
Accretion expense	1,323
Foreign exchange	670
Balance, April 30, 2024	$27,379

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2024 and 2023

(Expressed in United States dollars, unless otherwise noted)

9. Convertible debentures

The Company issues three types of convertible debentures: USD denominated convertible debentures with an equity component, Canadian dollar ("CAD") denominated convertible debentures with an embedded derivative due to variable consideration payable upon conversion caused by foreign exchange, and USD denominated convertible debentures with an embedded derivative caused by variable conversion prices.

During the three and six months ended April 30, 2024, the Company incurred $nil and $63,263 of financing costs (2023 - $nil). All loan principal amounts and conversion prices are expressed in original currency and all remaining dollar amounts are expressed in USD.

(a) Current period information presented in the unaudited condensed interim consolidated financial statements

Convertible debentures outstanding as at April 30, 2024:

	USD (equity component)	CAD (embedded derivative)	USD (embedded derivative)	Total
Loan principal outstanding	$1,391,775	$2,217,086	$326,563

Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%	2% - 4%
Effective annual interest rate	24%	22 - 131%	24% - 4414%
Conversion price to common shares	$0.03 - $0.04	$0.05 - $0.10	(i) - (ii)
Remaining life (in months)	0 - 6	0 - 10	0 - 9

Unaudited Condensed Interim Consolidated Statement of Financial Position
Carrying value of loan principal	$1,391,775	$1,505,240	$87,952	$2,984,967
Interest payable	$363,902	$416,346	$34,353	814,601
Convertible debentures	$1,755,677	$1,921,586	$122,305	$3,799,568

Derivative liabilities	$-	$203,694	$95,985	$299,677
Equity component of convertible debentures	$3,075,751	$-	$-	$3,075,749

For the six months ended April 30, 2024:

	USD (equity component)	CAD (embedded derivative)	USD (embedded derivative)	Total
Unaudited Condensed Interim Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$2,819	$77,805	$26,883	$107,507
Interest expense	$157,130	$126,511	$7,205	$290,846
Gain on revaluation of derivative liabilities	$-	$(113,564)	$(223,197)	$(336,761)
Loss on conversion of convertible debentures	$-	$-	$16,220	$16,220
Loss on repayment of convertible debentures	$-	$-	$49,124	$49,124
(Gain) loss on extinguishment of convertible debentures	$-	$(453,433)	$85,266	$(368,167)

Unaudited Condensed Interim Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$-	$60,000	$161,875
Amount of interest converted to common shares	$-	$197	$3,238
Number of common shares issued on conversion of convertible debentures	-	1,203,945	5,224,388	6,428,333

Unaudited Condensed Interim Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$-	$-	$178,126	$178,126
Amount of interest repaid in cash	$7,997	$29,243	$-	$37,240

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2024 and 2023

(Expressed in United States dollars, unless otherwise noted)

9. Convertible debentures (continued)

(a) Current period information presented in the unaudited condensed interim consolidated financial statements (continued)

For the three months ended April 30, 2024:

	USD (equity component)	CAD (embedded derivative)	USD (embedded derivative)	Total
Unaudited Condensed Interim Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$1,450	$57,722	$16,850	$76,022
Interest expense	$81,568	$65,381	$3,489	$150,438
Gain on revaluation of derivative liabilities	$-	$(774,867)	$(146,794)	$(921,661)
Loss on conversion of convertible debentures	$-	$-	$5,875	$5,875
Gain on repayment of convertible debentures	$-	$-	$(2,539)	$(2,539)
(Gain) loss on extinguishment of convertible debentures	$-	$(705,702)	$3,073	$(702,629)

(b) Comparative information presented in the unaudited condensed interim consolidated financial statements

Convertible debentures outstanding as at October 31, 2023:

	USD (equity component)	CAD (embedded derivative)	USD (embedded derivative)	Total
Loan principal outstanding	$1,261,265	$2,146,715	$405,001
Terms of loan
Annual stated interest rate	24%	12% - 24%	2% - 4%
Effective annual interest rate	24%	22% - 131%	24% - 5158%
Conversion price to common shares	$0.03 - $0.04	$0.05 - $0.10	(i) - (ii)
Remaining life (in months)	0 - 4	0 - 11	0 - 11

Unaudited Condensed Interim Consolidated Statement of Financial Position
Carrying value of loan principal	$1,261,265	$1,499,667	$77,238	$2,838,170
Interest payable	344,993	334,511	30,385	709,889
Convertible debentures	$1,606,258
		$1,834,178	$107,623	$3,548,059

Derivative liabilities	$-	$783,650	$295,743	$1,079,393
Equity component of convertible debentures	$3,220,473	$-	$-	$3,220,473

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

For the six months ended April 30, 2023

	USD (equity component)	CAD (embedded derivative)	US (embedded derivative)	Total
Unaudited Condensed Interim Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$13,772	$124,923	$15,356	$154,051
Interest expense	$138,994	$123,503	$5,843	$268,340
Loss (gain) on revaluation of derivative liabilities	$-	$1,351,268	$(72,723)	$1,278,545
Loss on conversion of convertible debentures	$-	$-	$21,120	$21,120
(Gain) on repayment of convertible debentures	$-	$-	$(18,382)	$(18,382)
(Gain) loss on extinguishment of convertible debentures	$(14,004)	$1,936,228	$82,397	$2,004,621

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2024 and 2023

(Expressed in United States dollars, unless otherwise noted)

9. Convertible debentures (continued)

(b) Comparative information presented in the unaudited condensed interim consolidated financial statements (continued)

For the six months ended April 30, 2023

	USD (equity component)	CAD (embedded derivative)	USD (embedded derivative)	Total
Unaudited Condensed Interim Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$200,000	$300,000	$232,700
Amount of interest converted to common shares	$56,964	$36,685	$4,654

Number of common shares issued on conversion of convertible debentures	5,263,158	6,000,000	9,548,701	20,811,859
Unaudited Condensed Interim Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$-	$-	$66,500	$66,500
Amount of interest repaid in cash	$5,819	$24,049	$931	$30,799
For the three months ended April 30, 2023:

	USD (equity component)	CAD (embedded derivative)	USD (embedded derivative)	Total
Unaudited Condensed Interim Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$6,906	$65,880	$1,503	$74,289
Interest expense	$72,690	$61,996	$2,518	$137,204
Loss (gain) on revaluation of derivative liabilities	$-	$1,607,062	$(23,668)	$1,583,394
Loss on conversion of convertible debentures	$-	$-	$12,341	$12,341
Gain on repayment of convertible debentures	$-	$-	$(12,715)	$(12,715)
(Gain) loss on extinguishment of convertible debentures	$(2,801)	$1,827,515	$59,670	$1,884,384

(c) Fair value of derivative liabilities outstanding

	As at	As at
	April 30,	October 31,
	2024	2023
Share price	$0.02	$0.05
Exercise price	$0.02 - $0.07	$0.03 - $0.07
Volatility factor (based on historical volatility)	121%-217%	114% - 189%
Risk free interest rate	4.71% - 4.91%	5.11% - 5.48%
Expected life of conversion features (in months)	0 - 9	0 - 11
Expected dividend yield	0%	0%
CDN to USD exchange rate (as applicable)	0.7275	0.7209
Call value	$0.00 - $0.01	$0.01 - $0.08

Volatility was estimated using the historical volatility of the Company's stock prices for common shares.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2024 and 2023

(Expressed in United States dollars, unless otherwise noted)

10. Share capital

(a) Authorized and outstanding shares

The Company has two classes of shares as follows:

(i) Special redeemable voting preference shares - 2,000,000 authorized, nil issued and outstanding.

(ii) Common shares without par value - an unlimited number authorized. The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at shareholder meetings of the Company. All common shares are ranked equally with regards to the Company's residual assets.

(b) Private placements

During the six months ended April 30, 2024, the Company completed 3 private placements (2023 - 20 private placements), pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $164,662 (2023 - $454,377) and issued a total of 3,716,007 (2023 - 8,660,000) common shares. During the six months ended April 30, 2024, the Company also received $nil in subscriptions for private placements (2023 - $33,618).

11. Warrants

On December 22, 2023, the Company issued 63,000 broker warrants in connection with its private placement, as described in Note 10 (b). The broker warrants can be exercised at any time, on a one for one basis, at a price of $0.07 ($0.095 CAD) per share, until December 22, 2025.

The Company uses the Black-Scholes pricing model to estimate fair value. Expected volatility has been based on an evaluation of the historical volatility of the Company's share price. The risk-free interest rate for the life of the warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of issue. The life of the warrant is based on the contractual term.

December 22, 2023
Share price and Exercise price	$0.07 ($0.095 CAD)
Volatility factor (based on historical volatility)	146%
Risk free interest rate	4.02%
Expected life of conversion features (in years) of warrant	2
Expected dividend yield	0%

The following table summarizes the warrants outstanding and exercisable as at April 30, 2024:

Expiry date	Number of warrants	Weighted average exercise price	Remaining contractual life
December 22, 2025	63,000	$0.07 ($0.095 CAD)	1.65 years

12. Stock options

(a) Stock option plan

Under the Company's fixed stock option plan (the "Plan"), the Company can grant up to 27,500,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company's shares on the date of grant unless otherwise permitted by applicable securities regulations. An option's maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors' resolution.

(b) Summary of changes

	Number of	Weighted average
	options	exercise price
Outstanding at October 31, 2023	9,775,000	$0.06
Expired	(1,025,000)	0.12
Outstanding at April 30, 2024	8,750,000	$0.06

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2024 and 2023

(Expressed in United States dollars, unless otherwise noted)

12. Stock options (continued)

(c) Stock options outstanding at April 30, 2024

		Options	Options	Weighted average
					Remaining
Date of issue	Expiry date	outstanding	exercisable	Exercise price	contractual life
November 13, 2020	November 13, 2025	5,750,000	5,750,000	0.05	1.54
October 8, 2021	October 8, 2026	1,000,000	1,000,000	0.07	2.44
March 20, 2023	March 20, 2028	2,000,000	2,000,000	0.07	3.89
As at April 30, 2024		8,750,000	8,750,000	$0.06	2.18

During the three and six months ended April 30, 2024, the Company recorded an expense of $nil and $6,517 respectively for the vesting of stock options (2023 - $145,741 and $151,406).

13. Loss per share

Basic and diluted loss per share are calculated using the following numerators and denominators:

	Three months ended April 30,		Six months ended April 30,
Numerator	2024	2023	2024	2023
Net loss attributable to common shareholders and used in computation of basic income (loss) per share	$1,446,174	$(3,896,034)	$25,662	$(4,112,364)
Add: adjustments for dilutive effects	83,018	-	159,949	-
Net loss attributable to common shareholders and used in computation diluted income (loss) per share	$1,529,192	$(3,896,034)	$185,611	$(4,112,364)
Denominator
Weighted average number of common shares for computation of basic income (loss) per share	517,868,552	474,546,633	515,705,432	474,546,633
Dilutive effects of convertible features (Note 9) and stock options (Note 12)	104,684,290	-	97,055,086	-
Weighted average number of common shares for computation of diluted income (loss) per share	622,552,842	474,546,633	612,760,518	474,546,633

Basic income (loss) per share amounts are calculated by dividing the net income (loss) attributable to common shareholders for the periods by the weighted average number of common shares outstanding during the periods.

14. Income taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

As at April 30, 2024, the Company has non-capital losses of approximately $33 million, $28.8 million in Canada and $4.4 million in other foreign jurisdictions, available to reduce future taxable income. Non-capital losses expire commencing in 2026. In addition, the Company has available capital loss carry forwards of approximately $1.2 million to reduce future taxable capital gains. Capital losses carry forward indefinitely.

As at April 30, 2024, and October 31, 2023, the Company assessed that it is not probable that sufficient taxable income will be available to use deferred income tax assets based on operating losses in prior years; therefore, there are no balances recognized in the unaudited condensed interim consolidated statements of financial position for such assets.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2024 and 2023

(Expressed in United States dollars, unless otherwise noted)

15. Operating expenses

(a) General and administration

The components of general and administration expenses are as follows:

	Three months ended April 30,		Six months ended April 30,
	2024	2023	2024	2023
General and administration	$14,165	$12,274	$22,658	$29,876
Investor relations, listing and filing fees	16,472	31,875	36,938	39,602
Telephone	1,154	1,395	2,771	2,480
	$31,791	$45,544	$62,367	$71,958

(b) Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	Three months ended April 30,		Six months ended April 30,
	2024	2023	2024	2023
Professional and consulting fees	$44,027	$54,273	$113,728	$85,791
Salaries and benefits	41,360	60,859	88,995	110,511
	$85,387	$115,132	$202,723	$196,302

16. Supplemental cash flow information

The following provides a reconciliation of the cash flows from convertible debentures and derivative liabilities :

	Six months ended April 30,
	2024	2023
Balance - beginning of period	$4,627,452	$4,433,363
Cash flows from financing activities:
Proceeds from issuance of convertible debentures	291,210	274,600
Repayments of convertible debentures	(178,126)	(66,500)
Non-cash changes:
Accretion expense	107,507	154,051
Accrued interest on convertible debentures	250,171	232,887
Loss (gain) on repayment of convertible debentures	49,124	(18,382)
Loss on conversion of convertible debentures	16,220	21,120
(Gain) loss on revaluation of derivative liabilities	(336,761)	1,278,545
(Gain) loss on extinguishment of debt	(431,430)	2,004,621
Convertible debentures converted into common shares	(209,075)	(1,308,672)
Foreign exchange loss	(87,047)	(87,766)
Balance - end of period	$4,099,245	$6,917,867

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2024 and 2023

(Expressed in United States dollars, unless otherwise noted)

17. Key management compensation and related party transactions

The Company reports the following related party transactions:

(a) Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) are summarized as follows:

	Three months ended April 30,		Six months ended April 30,
	2024	2023	2024	2023
Professional, other fees, and salaries	$16,732	$40,667	$46,390	$50,428
Stock-based compensation	-	45,424	-	45,424
	$16,732	$86,091	$46,390	$95,852

During the three and six months ended April 30, 2024, key management was awarded nil stock options (2023 - 680,000).

(b) Trade payables and other liabilities

Included in accounts payable is $nil payable to a corporation controlled by an officer of the Company as at April 30, 2024 (October 31, 2023 - $2,173).

18. Contingencies

(a) The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company's by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b) The Company has previously reported on the lawsuit filed by Mr. Steven Van Fleet against Micromem, the Company's response to the lawsuit and its counterclaims against Mr. Van Fleet.

On April 29, 2021 the matter was resolved in Micromem's favor when the Court dismissed Mr. Van Fleet's claims and ruled that he was liable to the Company and to MAST on their counterclaims. On June 16, 2021, the Court ruled that Micromem and MAST had established damages totaling $765,579 representing the full amount that had been requested; furthermore, the Court awarded costs and statutory prejudgment interest from May 9, 2017. On June 29, 2021 the Court entered a judgement in favor of Micromem and MAST for a total amount of $1,051,739.

With respect to the Company's efforts to collect on that Judgement, a settlement ("Settlement") was reached during October 2021. Pursuant to the Settlement, the Company received an initial one-time payment and is entitled to additional monthly payments over a period of up to six years. The Company will record those payments as and when they are received. The total amount to be received by the Company if Mr. Van Fleet makes all the required payments under the terms of the Settlement will be less than the amount of the Judgement obtained by the Company, but if Mr. Van Fleet does not comply with the terms of the Settlement, it also provides the Company a means of enforcing a larger judgement against Mr. Van Fleet that is substantially in line with the Judgement. Mr. Van Fleet has made the prescribed monthly payments each month since October 2021.

The Company reports the recovery of this contingent asset as funds are received. During the three and six months ended April 30, 2024, the Company has recorded a recovery of $2,400 and $4,800, received in the period as a reduction of legal expenses (2023 - $2,400 and $4,800).

(c) On November 1, 2023, a former employee filed a statement of claim against the Company relating to employment termination without reasonable notice. The Company filed a statement of defence and counterclaim on November 29, 2023 denying all liability to the former employee. The Company considers the claim of the former employee to be largely and likely without merit and therefore, no provision has been recorded in these unaudited condensed interim consolidated financial statements.

(d) On March 23, 2023, the Company signed a letter of intent (the "LOI") with companies incorporated in Romania (the "Parties") whereby the Parties intend to collaborate for the development of certain hardware equipment (the "Project"). Under the LOI, the Parties will provide full payment for the hardware equipments and the Company will provide all engineering support and expertise as required. At April 30, 2024 a formal agreement relating to the Project has not yet been executed.

In relation to the construction of the hardware equipment, the Company has recorded at April 30, 2024 and October 31, 2023, total advances received from the Parties of $63,000 as a deposit liability and the third party payments of $63,000 as a prepaid expense on the unaudited condensed interim consolidated statement of financial position.

At April 30, 2024 the Company is committed to a further $63,000 payment related to the construction of the hardware equipment.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2024 and 2023

(Expressed in United States dollars, unless otherwise noted)

19. Capital risk management

The Company's objectives when managing capital are to (i) maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, (ii) ensure it has sufficient cash resources to further develop and market its technologies and (iii) maintain its ongoing operations. The Company defines its capital as its net assets, i.e. total assets less total liabilities. In order to secure the additional capital necessary to pursue these objectives, the Company may attempt to raise additional funds through the issuance of equity or convertible debentures or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three and six month periods ended April 30, 2024.

20. Financial risk management

(a) Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in foreign exchange rates. The Company is exposed to currency risk to the extent that it incurs expenses and issues convertible debentures denominated in Canadian dollars (CAD). The Company manages currency risk by monitoring the Canadian dollar position of these monetary financial instruments on a periodic basis throughout the course of the reporting period.

As at April 30, 2024, and October 31, 2023, balances that are denominated in CDN are as follows:

	As at	As at
	April 30,	October 31,
	2024	2023
	CAD	CAD
Cash	$13,168	$38,444
Other receivables	$18,024	$29,080
Trade payables and other liabilities	$398,222	$290,311
Convertible debentures	$2,641,355	$2,544,289
Debenture payable	$52,031	$52,031
Derivative liabilities	$279,992	$1,087,044
Long-term loan	$37,634	$60,000

A 10% strengthening of the US dollar against the CAD would decrease net loss and comprehensive loss by $223,400 as at April 30, 2024, (October 31, 2023 - decrease net loss and comprehensive loss by $260,000). A 10% weakening of the USD against the CAD would have the opposite effect of the same magnitude.

(b) Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its interest-bearing convertible debentures. This exposure is limited due to the short-term nature of the convertible debentures.

(c) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash. The maximum exposure to credit risk is the carrying value of these financial assets, which amounted to $17,659 as at April 30, 2024 (October 31, 2023 - $31,584). The Company reduces its credit risk by assessing the credit quality of counterparties, taking into account their financial position, past experience and other factors.

The risk for cash is mitigated by holding these balances with with central banks and financial institution counterparties that are highly rated. The Company therefore does not expect any credit losses on its cash.

The risk of credit loss on other receivables is substantially mitigated by assessing the credit quality of counterparties, taking into account their financial position, past experience and other factors. Management actively monitors the Company's exposure to credit risk under its financial instruments, including with respect to other receivables.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2024 and 2023

(Expressed in United States dollars, unless otherwise noted)

20. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. With the exception of the long-term loan, all financial liabilities are due within 1 year as at April 30, 2024.

(i) Trade payables

The following represents an analysis of the maturity of trade payables:

	As at	As at
	April 30,	October 31,
	2024	2023
More than 30 days past billing date	$317,027	$209,285
	$317,027	$209,285

(ii) Convertible debentures and derivative liabilities

The following represents an analysis of the maturity of the convertible debentures and derivative liabilities:

	As at April 30,		As at October 31,
	2024		2023
	Convertible debentures	Debenture payable	Convertible debentures	Debenture payable
Less than three months	$2,429,323	$78,338	$2,444,094	$354,733
Three to six months	1,300,310	$124,737	1,037,386	438,097
Six to twelve months	69,935	$96,602	66,579	286,563
	$3,799,568	$299,677	$3,548,059	$1,079,393

21. Subsequent events

Subsequent to April 30, 2024:

(a) The Company secured a private placement with investors consisting of common shares with warrants pursuant to prospectus and registrations set forth in applicable securities law. It realized net proceeds of $37,000 USD and will issue a total of 1,258,820 common shares.

(b) The Company extended convertible debentures that were within 3 months of maturity date from April 30, 2024 for an additional six (6) months.

(c) The Company converted $80,938 USD of convertible debentures through the issuance of 6,253,290 common shares.